UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

GEOPHARMA, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

380193 10 2

(CUSIP Number)

March 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380193 10 2

1)	Names of Reporting Person. I.R.S. Identification Nos. of Above Person (entities only)			JOSEPH ZAPPALA

2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization			U.S.A

	Number of Shares Beneficially Owned by Each Reporting Person With	5)	Sole Voting Power	735,550

		6)	Shared Voting Power	30,000

		7)	Sole Dispositive Power	735,550

		8)	Shared Dispositive Power	30,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person			765,550

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)			☒
	Excludes 300,500 shares held by the reporting person’s spouse
11)	Percent of Class Represented by Amount in Row 9			7.76%

12)	Type of Reporting Person (See Instructions)			IN

CUSIP No. 380193 10 2

This Amendment No. 4 to Schedule 13G modifies and supplements the Schedule 13G filed on behalf of the reporting person named in Item 2 below with the Securities and Exchange Commission on August 6, 2003 and amended by Amendment No. 1 to Schedule 13G filed on February 12, 2004, Amendment No.2 to Schedule 13G filed on April 30, 2004, and Amendment No. 3 to Schedule 13G filed on February 1, 2006 (as amended, the “Statement”). Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided herein, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.

(a)	Name of Issuer: GEOPHARMA, INC.
(b)	Address of Issuer’s Principal Executive Offices:

6950 Bryan Dairy Road

Largo, Florida 3377.

Item 2.

(a)	Name of Person Filing: Joseph Zappala.
(b)	Address of Principal Business Office, or, if none, Residence:

7227 Clint Moore Road

Boca Raton, Florida 33496.

(c)	Citizenship: USA
(d)	Title of Class of Securities: Common Stock, $.01 par value.
(e)	CUSIP Number: 380193 10 2.

Item 3. If this statement is filed pursuant to §§240.13d- 1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 380193 10 2

(e)	□	An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E).
(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	□	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	□	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	□	Group, in accordance with section §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	765,550
(b)	Percent of class:	7.76%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 735,550
(ii)	Shared power to vote or to direct the vote: 30,000
(iii)	Sole power to dispose or to direct the disposition of: 735,550
(iv)	Shared power to dispose or to direct the disposition of: 30,000
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /□/. N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: N/A/

CUSIP No. 380193 10 2

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A
Item 8.	Identification and Classification of Members of the Group: N/A
Item 9.	Notice of Dissolution of Group: N/A
Item 10.	Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

/s/ Joseph Zappala
JOSEPH ZAPPALA